EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
(In millions, except for ratios)	2016		2015 (1)	2014	2013	2012	2011
(Loss) earnings before income taxes and non-controlling interest	$(103.2)		$915.4	$974.5	$747.3	$804.2	$654.6
Add: Loss from equity affiliates	85.5		105.1	91.4	22.4	16.9	—
Add: Fixed charges	319.8		358.4	348.3	326.8	321.8	348.0

Total earnings	$302.1		$1,378.9	$1,414.2	$1,096.5	$1,142.9	$1,002.6

Fixed charges:
Interest expensed	$305.0		$339.4	$333.2	$313.3	$308.7	$335.9
Appropriate portion of rentals	14.8		19.0	15.1	13.5	13.1	12.1

Total fixed charges	$319.8		$358.4	$348.3	$326.8	$321.8	$348.0

Ratio of earnings to fixed charges	—	(2)	3.85	4.06	3.36	3.55	2.88

(1)	Mylan N.V. is the successor to Mylan Inc. The information set forth above refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015.
(2)	For the nine months ended September 30, 2016, the Company’s ratio coverage was less than 1:1. The Company would have needed to generate approximately $17.7 million in additional earnings to achieve a 1:1 ratio.